SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Biodexa Pharmaceuticals PLC

(Name of Issuer)

American Depositary Shares, each representing 400 Ordinary Shares

(Title of Class of Securities)

59564R708**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares, nominal value £0.001 per share, of the Issuer (the “Ordinary Shares”). CUSIP number 59564R708 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “BDRX.” Each ADS represents four hundred (400) Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 59564R708
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0 American Depositary Shares

	(6)	Shared Voting Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

	(7)	Sole Dispositive Power 0 American Depositary Shares

	(8)	Shared Dispositive Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.26%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No: 59564R708
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0 American Depositary Shares 68198.64 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

	(6)	Shared Voting Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

	(7)	Sole Dispositive Power 0 American Depositary Shares 68198.64 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

	(8)	Shared Dispositive Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 American Depositary Shares 112077.6 American Depositary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.67%
(12)	Type of Reporting Person (See Instructions) IN; HC

CUSIP No: 59564R708
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0 American Depositary Shares

	(6)	Shared Voting Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

	(7)	Sole Dispositive Power 0 American Depositary Shares

	(8)	Shared Dispositive Power 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 American Depositary Shares 43878.96 American Depositary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.26%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No: 59564R708

 This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on August 8, 2024 (the “Original Schedule 13G”) with respect to the American Depositary Shares (“ADSs”), each representing 400 Ordinary Shares, nominal value £0.001 per share, of Biodexa Pharmaceuticals PLC (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 and Item 5 in their entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 6,658,038,922 Ordinary Shares (represented by 16,645,097 ADSs) issued and outstanding as represented on the Company’s website as of November 12, 2024, and further assumes the exercise of the Company’s warrants (collectively, the “Reported Warrants”).

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 0 ADSs and Reported Warrants to purchase 43878.96 ADSs and Iroquois Capital Investment Group LLC (“ICIG”) held 0 ADSs and Reported Warrants to purchase 68198.64 ADSs.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Ordinary Shares (and ADSs) held by and underlying the Reported Warrants held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all Ordinary Shares (and ADSs) held by and underlying the Reported Warrants held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares (or ADSs) owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares (and ADSs) except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

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